Exhibit 99.2

February 3, 2026

To the Board of Directors of Empery Digital Inc.

I personally own 9.0% of Empery Digital Inc. I intended to passively own this security and enjoy the convergence of its price to its underlying NAV. Due to recent interactions with its CEO Ryan Lane, and the outrageous entrenchment of management by a poison pill today, that intention has changed.

I am calling for the immediate resignation of Ryan Lane, the immediate replacement of the entirety of the Board of Directors of Empery Digital Inc, and the immediate sale of all Bitcoin with the proceeds immediately returned to shareholders.

After my 13G was filed on Friday, January 23rd, Ryan Lane invited me to Empery’s office on the afternoon of January 28th. After an incoherent rant, Ryan Lane left the meeting. I then had a productive, friendly, and long meeting with COO Tim Silver. At the end of that long meeting, to all our surprise, Ryan Lane appeared with Rockefeller Center security to performatively drag me out of the meeting. I suspect this was to create content for his Twitter feed. It appears the corporate Twitter account has since removed this foolish video. We have it saved.

The poison pill put in place today is offensive, transparently self-serving, and has no purpose but to block shareholders from the return of their capital while management extracts compensation.

The Board is derelict in its duties allowing embarrassing, unprofessional mismanagement of our company. This CEO and the Board in its entirety must resign immediately.

•	The Board has allowed Empery employees to day-trade tens, or hundreds of millions of dollars of Bitcoin derivatives.
•	This entity has failed in its sole purpose. There are dozens of cheaper, simpler, and less risky ways to achieve Bitcoin exposure. There are zero economic beneficiaries of the current entity but management.
•	The $105mm margin loan is reckless and should be immediately paid in full by selling Bitcoin.
•	This entity has extraordinarily high running costs, including payroll for multiple employees of Ryan Lane’s hedge fund and his hedge fund’s monthly rent in their luxury office in Rockefeller Center.
•	Ryan Lane has a history of disordered thinking disconnected from reality, co-opting the Empery Digital Inc. corporate Twitter (https://x.com/EMPD_BTC) to ramble conspiracy theories about JP Morgan Chase suppressing the price of Bitcoin, espouse “utopian capitalism,” and post AI memes that purport to show Benjamin Franklin, Bill Gates, and John McAfee endorsing Bitcoin generally and Empery Digital specifically.
•	Management has no concrete future plan for this entity, positing a vague theory of sale for 0.9X mNAV to competitors in 6 to 9 months. They can achieve 100% of mNAV today, instantly, in a liquidation!

This entity has one real asset, and it can be instantaneously liquidated and returned to shareholders with the push of a button. Shame on the Board for letting this foolishness continue.

Tice Brown, J.D.